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Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SECURE AMERICA ACQUISITION CORPORATION

Secure America Acquisition Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation (hereinafter called the “ Corporation ”) is Secure America Acquisition Corporation.

2. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 14, 2007 (the “ Certificate ”).

3. The Certificate was amended by the filing of the Certificate of Amendment to the Certificate with the Secretary of State of the State of Delaware on August 6, 2007 to change the name of the Corporation from “Fortress America Acquisition Corporation II” to the current name of “Secure America Acquisition Corporation” (as amended, the “ Amended Certificate ”).

4. The Amended Certificate was amended and restated by the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on October 22, 2007, as corrected by the filing of the Certificate of Correction of the Amended Certificate with the Secretary of State of Delaware on October 24, 2007 (the “ Restated Certificate ”).

5. The Restated Certificate is hereby amended by deleting the text of the first paragraph of Article Fourth in its entirety and substituting in lieu thereof the following:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 70,000,000, of which 50,000,000 shares shall be common stock, having a par value of $0.0001 per share (the “ Common Stock ”), and 20,000,000 shares shall be preferred stock, having a par value of $0.0001 per share (the “ Preferred Stock ”).”

6. The Restated Certificate is hereby further amended by deleting the second paragraph of Article Sixth in its entirety and substituting in lieu thereof the following:

“A “ Business Combination ” shall mean the acquisition, or acquisition of control, by the Corporation, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, of one or more operating businesses (the “ Target Business ”) having, individually or collectively, a Fair Market Value (as defined below) equal to at least 80% of the Corporation’s net assets (excluding deferred underwriting discounts and commissions held in the Trust Account (as defined below)) on the date of such initial Business Combination; provided, however, that any Business Combination with more than one Target Business shall occur contemporaneously with one another.”

7. The Restated Certificate is hereby further amended by deleting the first sentence of Paragraph C of Article Sixth in its entirety and substituting in lieu thereof the following:

“In the event that the Corporation’s initial Business Combination is approved in accordance with the above paragraph (A) and is consummated by the Corporation, any stockholder of the Corporation holding IPO Shares who voted those IPO Shares with respect to the initial Business Combination may, contemporaneously with such vote, demand that the Corporation convert his, her or its IPO Shares into cash.”

8. The amendment of the Restated Certificate herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be executed and acknowledged by the undersigned on this 29th day of October, 2009.

SECURE AMERICA
ACQUISITION CORPORATION

By:	/s/ C. Thomas McMillen
Name:	C. Thomas McMillen
Title:	Co-Chief Executive Officer